Exhibit 8.1

SUBSIDIARIES OF GLOBUS MARITIME LIMITED

Name of Subsidiary (and Name Under Which the Subsidiary does Business)	Jurisdiction of Incorporation	Interest Held by Globus Maritime Limited
Globus Shipmanagement Corp.	Marshall Islands	100%
Devocean Maritime Ltd.	Marshall Islands	100%
Domina Maritime Ltd.	Marshall Islands	100%
Dulac Maritime S.A.	Marshall Islands	100%
Artful Shipholding S.A.	Marshall Islands	100%
Serena Maritime Limited	Marshall Islands	100%
Talisman Maritime Limited	Marshall Islands	100%
Daxos Maritime Limited	Marshall Islands	100%
Argo Maritime Limited	Marshall Islands	100%
Salaminia Maritime Limited	Marshall Islands	100%
Paralus Shipholding S.A.	Marshall Islands	100%
Calypso Shipholding S.A.	Marshall Islands	100%
Olympia Shipholding S.A.	Marshall Islands	100%
Thalia Shipholding S.A.	Marshall Islands	100%
Glomarops Limited	Marshall Islands	100%